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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 17 2011
19 REGISTRATIONS BRANCH

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-[illegible]26807

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2010** (MM/DD/YY) AND ENDING **December 31, 2010** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

Paulson Investment Company, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

811 SW Naito Parkway, Suite 200
(No. and Street)

Portland	Oregon	97204
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Murray G. Smith — (503) 243-6059 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETERSON SULLIVAN LLP
(Name - *if individual, state last, first, middle name*)

601 Union Street, Suite 2300	Seattle	WA	98101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11020386

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

KW 3/25

OATH OR AFFIRMATION

I, **Trent Davis,** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Paulson Investment Company, Inc.** as of **December 31, 2010,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

State of Oregon
County of Multnomah

President
Title

Signed and sworn to before me on 25 February, 2011 by Trent Davis.

Notary Public

OFFICIAL SEAL
BARBARA J JAMES
NOTARY PUBLIC - OREGON
COMMISSION NO. 440044
MY COMMISSION EXPIRES JULY 2, 2013

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a broker-dealer claiming an exemption from SEC Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Paulson Investment Company, Inc.
Portland, Oregon

We have audited the accompanying statement of financial condition of Paulson Investment Company, Inc. ("the Company") as of December 31, 2010, that is being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Paulson Investment Company, Inc. as of December 31, 2010, in conformity with accounting principles generally accepted in the United States.

Peterson Sullivan LLP

February 23, 2011

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

Paulson Investment Company, Inc.
Statement of Financial Condition

		December 31, 2010
Assets		
Cash	$	175,381
Receivable from correspondent broker-dealer		8,076,637
Receivables from and advances to non-customers, net		767,842
Trading and investment securities, at fair value		8,648,124
Underwriter warrants, at fair value		1,122,000
Furniture and equipment - net of accumulated depreciation and amortization of $918,443		25,398
Other assets		539,181
Total Assets	$	19,354,563
Liabilities and Stockholder's Equity		
Accounts payable and accrued liabilities	$	1,334,007
Payable to correspondent broker-dealer		318,782
Securities sold, not yet purchased at fair value		5,565
Income taxes payable to parent		66,458
Income taxes payable to parent - uncertain tax positions		144,075
Deferred revenue		382,650
Total Liabilities		2,251,537
Commitments and Contingencies		-
Stockholder's Equity		
Preferred stock, no par value; 500,000 shares authorized; none issued or outstanding		-
Common stock, no par value; 1,000,000 shares authorized; 400,100 shares issued and outstanding		2,064,739
Receivable from parent		(357,668)
Retained earnings		15,395,955
Total Stockholder's Equity		17,103,026
Total Liabilities and Stockholder's Equity	$	19,354,563

See accompanying Notes to Financial Statements.

Paulson Investment Company, Inc.

Notes to Financial Statements

Note 1. Nature of Business and Significant Accounting Policies

Paulson Investment Company, Inc. is a wholly-owned subsidiary of Paulson Capital Corp. Paulson Investment Company, Inc., is a registered broker-dealer in securities under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority (FINRA). We provide broker-dealer services in securities on both an agency and a principal basis to our customers who are introduced to RBC Correspondent Services, a division of RBC Capital Markets Corporation (RBC CS), our clearing organization, on a fully-disclosed basis. We also act as lead or participating selling group member for securities offerings. We conduct business throughout the United States.

We operate under the provision of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, are exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that we clear all transactions on behalf of our customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Summary of Significant Accounting Policies:

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates regarding the fair value of underwriter warrants, not readily marketable securities and legal reserves are significant estimates and these estimates could change in the near term. Actual results could differ from those estimates.

Furniture and Equipment: Depreciation of furniture and equipment is generally computed using the straight-line method over their estimated useful lives (5 years). Leasehold improvements are amortized over the lesser of their estimated useful life or the remaining lives of their related leases.

Income taxes: Our taxable income or loss is included in the consolidated federal income tax returns of Paulson Capital Corp. Paulson Capital Corp. allocates income tax expense or benefit to Paulson Investment Company, Inc. based upon its contribution to taxable income or loss as if Paulson Investment Company, Inc., were filing a separate return.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in results of operations in the period that includes the enactment date.

We recognize benefits for uncertain tax positions if we determine that they are "more-likely-than-not" to be sustained by the taxing authority. Interest and penalties accrued on unrecognized tax benefits are recognized as tax expense.

Subsequent events: We evaluated subsequent events through the date the financial statements were available to be issued, which is the same date as the independent auditors' report.

Note 2. Receivable From and Payable To Correspondent Broker-Dealer

We introduce all customer transactions in securities traded on U.S. securities markets to RBC CS on a fully-disclosed basis. The agreement with our clearing broker provides that we are obligated to assume any exposure related to nonperformance by customers or counterparties. We monitor clearance and settlement of all customer transactions on a daily basis. The exposure to credit risk associated with the nonperformance of customers and counterparties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counterparty's ability to satisfy their obligations. In the event of nonperformance, we may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss. We have not experienced in the past, and we do not anticipate experiencing in the future, significant nonperformance by our customers and counterparties.

At December 31, 2010, the receivable from RBC CS was comprised of $628,415 in commissions receivable and $7,448,222 in deposits to facilitate principal trading activity.

At December 31, 2010, the payable to RBC CS was comprised entirely of amounts used to finance principal trading activity.

Note 3. Receivables From and Advances To Noncustomers

Receivables from and advances to noncustomers consisted of the following:

		December 31, 2010
Officers	$	58,881
Employees		159,097
Independent brokers, net		319,604
Other		230,260
	$	767,842

Employee and independent broker receivables relate principally to advances and expenses in excess of commission earnings and investment losses charged to our employees and registered representatives. Other receivables are primarily related to advances to underwriting clients, as well as to commissions receivable and amounts receivable from insurance companies as reimbursement for insured losses. An allowance is recorded for specific amounts when collection is determined by management to be doubtful. For the year ended December 31, 2010, a $100,000 allowance for doubtful accounts was established against receivables from and advances to noncustomers (independent brokers).

Note 4. Fair Value Measurements

Various inputs are used in determining the fair value of our financial assets and liabilities and are summarized into three broad categories:

- Level 1 – unadjusted quoted prices in active markets for identical securities;
- Level 2 – other significant observable inputs, including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.; and
- Level 3 – significant unobservable inputs, including our own assumptions in determining fair value.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

Note 4. Fair Value Measurements (Continued)

		December 31, 2010	
		Fair Value	Input Level
Trading and investment securities owned:			
Corporate equities, marketable	$	5,471,184	Level 1
Corporate equities, not readily marketable		2,945,000	Level 3
Corporate options/warrants, marketable		231,940	Level 1
Trading securities sold, not yet purchased:			
Corporate equities		5,565	Level 1
Underwriter warrants		1,122,000	Level 3
Underwriter warrants – employee and independent contractor		-	Level 3

Valuation of Marketable Trading and Investment Securities Owned

The fair value of our marketable trading and investment securities owned is determined based on quoted market prices. Securities traded on a national exchange are stated at the last reported sales price on the day of valuation; other securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price.

Valuation of Not Readily Marketable Investment Securities Owned

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions or conditions applicable to the securities or to us. The fair value of not readily marketable securities is estimated by management using available information including the following: quoted market prices of similar securities (i.e., unrestricted shares of the same company); price of recent known trades of the same or similar securities; the cost of the security, if recently purchased, adjusted for changes in the financial condition of the issuer; all other information available from review of available documents related to the issuer or discussions with management of the issuer.

Valuation of Trading Securities Sold, Not Yet Purchased

As a securities broker-dealer, we are engaged in various securities trading and brokerage activities as principal. In the normal course of business, we sometimes sell securities that we do not currently own and will therefore be obligated to purchase such securities at a future date. This obligation is recorded on our balance sheet at the fair value based on quoted market prices of the related securities and will result in a trading loss on the securities if the fair value increases and a trading gain if the fair value decreases between the balance sheet date and the purchase date.

Valuation of Underwriter Warrants

We estimate the fair value of our underwriter warrants using the Black-Scholes Option Pricing Model. The warrants generally have a five-year expiration date and vest immediately. The warrants are generally subject to a restriction period of six months to one-year in which we cannot exercise the warrants. The Black-Scholes model requires us to use five inputs including: stock price, risk free rate, exercise price, time remaining on the warrant and price volatility. After stock price, the most influential factor in this model is price volatility, which we calculate for each company's warrants based on each company's own historical closing stock prices as well as an index of historical prices for comparable companies. When we initially receive a new underwriter warrant from an initial public offering, its calculated volatility factor is entirely based on the volatility of an index of comparable companies, since there is no price history for a new publicly traded company. As each underwriter warrant approaches its expiration date, its volatility factor is derived primarily from the historical prices of its underlying common stock. We cannot assure you that we will ultimately be able to exercise any of our warrants in a way that will realize the fair value that we attribute to them in our financial statements based on this model.

Note 5. Income Taxes

The deferred income tax asset (liability) consisted of the following:

		December 31, 2010
Accrued expenses	$	182
Deferred revenue		148,208
Property, plant, and equipment		54,252
Allowance for bad debts		38,732
Federal capital loss carryforward		216,253
Federal net operating loss carryforward		458,046
State net operating loss carryforwards and credits		591,952
State net capital loss carryforwards		269,620
Unrealized loss on securities		20,377
Compensation and benefits		35,685
Charitable contribution carryforwards and other		21,791
		1,855,098
Valuation allowance		(1,731,000)
		124,098
Prepaid expenses		(124,098)
	$	-

Federal net operating loss carryforwards of $1.3 million at December 31, 2010 expire in 2030. State net operating loss carryforwards of $11.1 million at December 31, 2010, expire from 2011 through 2030. State net capital losses of $8.6 million at December 31, 2010 expire from 2013 to 2015.

Following is a rollforward of our unrecognized tax benefits:

Balance at December 31, 2009	$	418,460
Additions for tax positions taken in prior years		-
Reductions for tax positions taken in prior years due to the lapse of statutes of limitations		(295,385)
Additions for tax positions taken in current year		-
Balance at December 31, 2010		123,075
Interest accrued at December 31, 2010		21,000
	$	144,075

We are no longer subject to U.S. federal income tax examinations by tax authorities for years prior to the tax year ended December 31, 2004. Depending on the jurisdiction, we are no longer subject to state examinations by tax authorities for years prior to the December 31, 2006 tax year. The tax years which remain open to examination in the U.S., our only major taxing jurisdiction, are 2005 through 2010.

All of our unrecognized tax benefits would have an impact on the effective tax rate if recognized. Interest accrued on unrecognized tax benefits was $21,000 at December 31, 2010. We believe it is reasonably possible that the total amount of unrecognized tax benefits relating to various state tax matters, including interest, may decrease by approximately $144,000 within the next 12 months due to the closure of certain statutes of limitations.

Note 6. Related Party Transactions

We advance funds to Paulson Capital Corp. in the normal course of business to pay for the operations of Paulson Capital Corp. The receivable from parent on the balance sheet is the accumulation of these transactions. The amount is not considered collectible and is included as a reduction of Stockholder's Equity.

Note 7. Commitments and Contingencies

Leases

We lease office space under the terms of various non-cancellable operating leases. The future minimum payments for each of the next five years and thereafter required for leases were as follows:

		As of December 31, 2010
Year ending December 31,		
2011	$	554,493
2012		214,312
	$	768,805

Legal

We have been named by individuals in certain legal actions, some of which claim state and federal securities law violations and claim principal and punitive damages. Included in the financial statements is an accrual for $29,000 for pending settlements near and subsequent to our year-end. As preliminary hearings and discovery in the remaining cases is not complete, it is not possible to assess the degree of liability, the probability of an unfavorable outcome or the impact on our financial statements, if any. Our management denies the charges in the remaining legal actions and is vigorously defending against them. No provision for any liability that may result from the remaining contingencies has been made in the financial statements.

Note 8. Net Capital Requirement

We are subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital (as defined) of 6 2/3% of total aggregate indebtedness or $100,000, whichever is greater. At December 31, 2010, the required minimum net capital was $111,399. At December 31, 2010, we had net capital of $9,383,998, which was $9,272,599 in excess of our required net capital of $111,399. In addition, we are not allowed to have a ratio of aggregate indebtedness to net capital in excess of 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Our net capital ratio was 0.18 to 1 at December 31, 2010.

Note 9. Concentrations of Risk

Trading and investment securities owned include investments in the common stock and warrants of the following companies, which represent more than 10% of trading and investment securities owned at December 31, 2010:

		December 31, 2010	
		Investment at Fair Value	Percentage of Total
Charles & Colvard, Ltd.	$	2,424,435	28.0%
Shiftwise, Inc.		2,000,000	23.1%
BioCurex Inc.		1,185,377	13.7%
	$	5,609,812	64.8%

We are also exposed to concentrations of credit risk related to our cash deposits. We maintain cash at a financial institution where the total cash balance is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per depositor, per bank. At any given time, our cash balance may exceed the balance insured by the FDIC. We monitor such credit risk at the financial institution and have not experienced any losses related to such risks to date.

PAULSON INVESTMENT COMPANY, INC.

SUPPLEMENTAL REPORT
UNDER SUBPARAGRAPH(e)(4) OF RULE 17a-5
OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2010

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS
601 UNION STREET, SUITE 2300
SEATTLE, WASHINGTON 98101

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Paulson Investment Company, Inc.
Portland, Oregon

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by Paulson Investment Company, Inc. ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. We compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences except for a reclassification to increase gross revenue reported on the SIPC-7;

3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (such as details from the Company's general ledger), noting no differences; and

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (such as details from the Company's general ledger) supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct, an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Peterson Sullivan LLP

February 23, 2011

PAULSON INVESTMENT COMPANY, INC.

SCHEDULE OF SIPC ASSESSMENTS AND PAYMENTS (FORM SIPC-7)
For the Year Ended December 31, 2010

Total assessment for the year ended December 31, 2010	$	33,151
Payments		
July 27, 2010		17,829
Amount due with Form SIPC-7	$	15,322

Paulson Investment Company, Inc.

Statement of Financial Condition
December 31, 2010

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.